EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization	Other Name under which Business is Conducted
U.S. Rubber Reclaiming, Inc.	Indiana	None
Pyramid Coach, Inc.	Tennessee	None
Danzer Industries, Inc.	Maryland	None
United Expressline, Inc.	Indiana	United Trailers and Southwest Trailers
Obsidian Leasing Company, Inc.	Mississippi	None
Classic Manufacturing, Inc.	Michigan	Classic Trailers